UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549
                              ---------------

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                            McDATA CORPORATION
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                              (Name of Issuer)


              Class B Common Stock, Par Value $0.01 Per Share
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                       (Title of Class of Securities)


                                580031 10 2
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                               (CUSIP Number)


                             December 31, 2001
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          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|X|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 6 Pages





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CUSIP No. 580031 10 2               13G                   Page  2  of  6  Pages
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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
         John F. McDonnell
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                        (b) |_|
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3        SEC USE ONLY
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4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
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       NUMBER OF           5    SOLE VOTING POWER
         SHARES                 6,850,000 shares
      BENEFICIALLY         ----------------------------------------------------
        OWNED BY           6    SHARED VOTING POWER
          EACH                   -0- shares*
       REPORTING           ----------------------------------------------------
         PERSON            7    SOLE DISPOSITIVE POWER
          WITH                   6,850,000  shares
                           ----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER
                                -0- shares*
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,850,000 shares*
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        | |
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         21.67%
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12       TYPE OF REPORTING PERSON
         IN
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-------------
* This number is included solely for the purposes of identifying shares as to which this Schedule 13G relates and is qualified in its entirety by the information in this Schedule 13G.







Item 1(a).      Name of Issuer:

         McDATA Corporation ("McDATA")

Item 1(b).      Address of Issuer's Principal Executive Offices:

         380 Interlocken Boulevard
         Broomfield, Colorado  80027

Item 2(a).      Names of Persons Filing:

         John F. McDonnell in his capacities as an individual stockholder and as the general partner of the McDonnell Family Limited Partnership, L.L.L.P.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

         380 Interlocken Boulevard
         Broomfield, Colorado  80027

Item 2(c).      Citizenship:

         Mr. McDonnell is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

         Class B Common Stock, par value $0.01 per share (the "Class B Common Stock")

Item 2(e).      CUSIP Number:

         580031 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

Item 4.         Ownership.

                (a) Amount beneficially owned:

         Mr. McDonnell beneficially owns 6,850,000 shares of Class B Common Stock. Mr. McDonnell owns 5,870,000 shares of Class B Common Stock directly. In addition, as the general partner of the McDonnell Family Limited Partnership, L.L.L.P., Mr. McDonnell may be deemed to beneficially own 40,000 shares of Class B Common Stock held by the McDonnell Family Limited Partnership, L.L.L.P. The filing of this Schedule 13G by Mr. McDonnell shall not be construed as an admission that Mr. McDonnell is, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any or all of the shares of Class B Common Stock owned by the McDonnell Family Limited Partnership, L.L.L.P. Also included in the number of shares reported as beneficially owned by Mr. McDonnell are options owned by Mr. McDonnell to purchase 940,000 shares of Class B Common Stock, which are exercisable within 60 days of December 31, 2001.

                             Page 3 of 6 Pages



         The number of shares reported as beneficially owned by Mr. McDonnell does not include (i) 3,901,000 shares of Class B Common Stock held by Ms. Patricia McDonnell and (ii) 50,500 shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the "Colorado Uniform Transfers to Minors Act". Mr. McDonnell has no power to vote or direct the vote or dispose or direct the disposition of any shares of Class B Common Stock held by Ms. McDonnell or any shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the "Colorado Uniform Transfers to Minors Act", and Mr. McDonnell expressly disclaims beneficial ownership of all of the shares of Class B Common Stock held by Ms. McDonnell and all of the shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the "Colorado Uniform Transfers to Minors Act". All share ownership numbers and percentages set forth in this Section 13G with respect to Mr. McDonnell exclude all of the shares of Class B Common Stock held by Ms. McDonnell and all of the shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the "Colorado Uniform Transfers to Minors Act".

                (b) Percent of class:

         The shares of Class B Common Stock beneficially owned in the aggregate by Mr. McDonnell represent approximately 21.67% of such class. This percentage is based on information obtained from McDATA regarding Class B Common Stock outstanding as of December 31, 2001.

                (c) Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote:

         Mr. McDonnell has the sole power to vote or to direct the vote of 6,810,000 shares of Class B Common Stock, including 940,000 shares of Class B Common Stock subject to options owned by Mr. McDonnell which are exercisable within 60 days after December 31, 2001. In addition, as general partner of the McDonnell Family Limited Partnership, L.L.L.P., Mr. McDonnell may be deemed to have the sole power to vote or direct the vote of 40,000 shares of Class B Common Stock.

                (ii) Shared power to vote or to direct the vote:

         None.

                (iii) Sole power to dispose or to direct the disposition of:

         Mr. McDonnell has sole power to dispose or direct the disposition of 6,810,000 shares of Class B Common Stock, including 940,000 shares of Class B Common Stock subject to options owned by Mr. McDonnell which are exercisable within 60 days after December 31, 2001. In addition, as general partner of the McDonnell Family Limited Partnership, L.L.L.P., Mr. McDonnell may be deemed to have the sole power to dispose or direct the disposition of 40,000 shares of Class B Common Stock.

                             Page 4 of 6 Pages




                (iv) Shared power to dispose or to direct the disposition of:

         None.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.        Certification.

         Not applicable.


                             Page 5 of 6 Pages



                                 SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 8, 2002


                                              /s/  John F. McDonnell
                                            ---------------------------------
                                            John F. McDonnell, individually
                                            and as General Partner of the
                                            McDonnell Family Limited
                                            Partnership, L.L.L.P.


                             Page 6 of 6 Pages